Cango Inc.

3131 McKinney Avenue

Dallas, Texas 75204, U.S.A.

December 17, 2025

VIA EDGAR

Division of Corporation Finance

Office of Technology

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Ms. Jan Woo

Ms. Becky Chow

Mr. Stephen Krikorian

Mr. Kyle Wiley

Mr. Larry Spirgel

Re:	Cango Inc.

Registration Statement on Form F-3 (File No. 333-292184)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), Cango Inc. (the “Company”) hereby requests that the effectiveness of the above-referenced Registration Statement on Form F-3 (the “Registration Statement”) of the Company be accelerated by the Securities and Exchange Commission (the “Commission”) to, and that the Registration Statement become effective at 4:00 P.M., Eastern Time, on December 19, 2025, or as soon thereafter as practicable.

If there is any change in the acceleration request set forth above, the Company will promptly notify you of the change, in which case the Company may be making an oral request of acceleration of the effectiveness of the Registration Statement in accordance with Rule 461 under the Securities Act. Such request may be made by an executive officer of the Company or by any attorney from the Company’s U.S. counsel, Simpson Thacher & Bartlett LLP.

Very truly yours,

Cango Inc.

By:	/s/ Yongyi Zhang
Name:	Yongyi Zhang
Title:	Chief Financial Officer